



Zack Fleishman COO, Shark Wheel

Securum Capsa, Inc. (SCI) is the opportunity most investors are looking for: a pre-revenue startup that has unicorn potential with a diverse portfolio of products. SCI's products solve real-life issues that affect renters, home owners and cumulatively costs Amazon $10B annually. As a hardware and a software company combined into one entity, SCI has planned rollouts for home deliveries, medical deliveries, drone deliveries and more. As a representative of Shark Wheel, we are proud to invest in the future of secure deliveries with patented cutting-edge technology. .

Invested $5,000 this round